Exhibit (a)(5)(H)

SIDEWINDER DRILLING ANNOUNCES SUCCESSFUL TENDER OFFER TO ACQUIRE UNION DRILLING

HOUSTON, Texas, November 5, 2012 – Sidewinder Drilling Inc. (“Sidewinder”), a Houston-based land drilling company controlled by Avista Capital Partners, today announced that its wholly-owned subsidiary, Fastball Acquisition Inc. (“Fastball”), has accepted for payment all shares of common stock of Union Drilling, Inc. (“Union Drilling”) (NASDAQ: UDRL) that were validly tendered into its tender offer to acquire all outstanding shares of common stock of Union Drilling for $6.50 per share, net to the seller in cash, without interest and less any applicable withholding taxes, as of the expiration of the tender offer. The tender offer expired at 12:00 Midnight (New York City time) at the end of the day on Friday, November 2, 2012.

The depositary for the tender offer has advised that, as of the offer’s expiration, 16,405,502 shares of common stock of Union Drilling had been validly tendered and not properly withdrawn pursuant to the tender offer, which represent approximately 76.67% of the outstanding shares of Union Drilling on a fully diluted basis. These tendered shares, when combined with shares to be contributed to Fastball pursuant to certain contribution, non-tender and support agreements, represent approximately 91.78% of the outstanding shares of Union Drilling on a fully diluted basis.

Fastball intends to promptly move forward with a “short-form” merger under Delaware law and Fastball will merge with and into Union Drilling, with Union Drilling continuing as the surviving corporation in the merger as a direct, wholly-owned subsidiary of Sidewinder. The merger is expected to be completed on or about November 5, 2012. In the merger, each share of common stock of Union Drilling outstanding immediately prior to the effective time of the merger (excluding shares held (i) by Union Drilling as treasury stock or held by Sidewinder or Fastball and (ii) by stockholders who validly demand appraisal rights under Delaware law with respect to such shares) will be cancelled and converted into the right to receive the same $6.50 per share in cash paid in the tender offer, without interest thereon and less any applicable withholding taxes. Following the merger, Union Drilling’s common stock will cease to be traded on The NASDAQ Global Select Market.

About Union Drilling

Union Drilling, Inc., headquartered in Fort Worth, Texas, provides contract land drilling services and equipment to oil and natural gas producers in the United States. Union Drilling currently owns and markets 53 rigs, including 1 which is under construction, and specializes in unconventional drilling techniques.

About Sidewinder Drilling

Sidewinder Drilling Inc., headquartered in Houston, Texas, is a drilling contractor which owns and operates a fleet of premium land rigs targeting unconventional oil and gas resource plays throughout the United States. Sidewinder meets the needs and demands of E&P companies with its new, fit-for-purpose fleet, demonstrated operating and safety systems and processes, and experienced management team. Sidewinder’s rigs are configured to minimize non-productive time via faster rig-up / rig-down and through the use of modern, efficient drilling and equipment. Sidewinder is a portfolio company of Avista Capital Partners.

About Avista Capital Partners

Avista Capital Partners is a leading private equity firm with over $4 billion under management and offices in New York, Houston and London. Founded in 2005, Avista’s strategy is to make controlling or influential minority investments in growth-oriented energy, healthcare, communications & media, industrials, and consumer businesses. Through its team of seasoned investment professionals and industry experts, Avista seeks to partner with exceptional management teams to invest in and add value to well-positioned businesses.

Contacts:

Sidewinder Drilling Inc.

Jon C. Cole, Chairman & CEO

Anthony Gallegos, CFO

832-320-7600

Forward Looking Information

Investors are cautioned that statements in this press release that are not strictly historical statements, including, without limitation, statements regarding expectations about the tender offer or future business plans, prospective performance and opportunities, the expected timing of the completion of the transaction and the ability to complete the transaction considering the various closing conditions, are forward-looking statements within the meaning of the federal securities laws and are subject to risks, uncertainties and assumptions. These forward-looking statements may be identified by the use of words such as “expect,” “anticipate,” “believe,” “estimate,” “potential,” “should” or similar words. The actual results of the transaction could vary materially as a result of a number of factors, including the possibility that various closing conditions for the transaction may not be satisfied or waived. Other factors that may cause actual results to differ materially include those set forth in the reports that Union Drilling files from time to time with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2011 and quarterly and current reports on Form 10-Q and 8-K, including general economic and business conditions and industry trends, the continued strength or weakness of the contract land drilling industry in the geographic areas in which Union Drilling operates, decisions about onshore exploration and development projects to be made by oil and gas companies, the highly competitive nature of Union Drilling’s business, Union Drilling’s future financial performance, including availability, terms and deployment of capital, the continued availability of qualified personnel, and changes in, or Union Drilling’s failure or inability to comply with, government regulations, including those relating to workplace safety and the environment. These forward-looking statements are made only as of the date of this press release and Sidewinder undertakes no obligation to update the information provided herein.